UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Data Domain, Inc.

(Name of Subject Company)

Data Domain, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Blvd.

Santa Clara, CA 95054

(408) 980-4800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.

Dennis R. DeBroeck, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 to Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) previously filed by Data Domain, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 15, 2009, as amended by Amendment No. 1 thereto filed with the SEC on June 18, 2009, relating to the tender offer by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation, a Delaware corporation and a wholly owned subsidiary of EMC (together with EMC, the “EMC Parties”), to purchase all outstanding shares of Company Common Stock, par value $0.0001 per share, at $30.00 per share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009, and in the related Letter of Transmittal contained in the Schedule TO filed by the EMC Parties with the SEC on June 2, 2009. At this time, the Board reaffirms its recommendation that the Company’s stockholders vote in favor of the adoption of the NetApp Merger Agreement that is described in the Proxy Statement/Prospectus that NetApp has filed with the SEC and recommends that the stockholders of the Company reject the EMC Offer and not tender their shares of Common Stock to the EMC Parties pursuant to the EMC Offer. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.	The Solicitation or Recommendation.

The section of Item 4(b) entitled “Background of the Pending NetApp Merger and the EMC Offer” is hereby amended and supplemented by the addition of the following new paragraphs:

On June 22, 2009, David Kluger filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against the Board, the Company, NetApp and two NetApp subsidiaries alleging that the Board breached its fiduciary duties in connection with the Pending NetApp Merger and that Data Domain and NetApp aided and abetted such breach. Mr. Kluger seeks, on behalf of an alleged class of the Company’s stockholders, unspecified damages and other monetary relief, preliminary and permanent injunctive relief against the Pending NetApp Merger, and costs and attorneys’ fees.

On June 24, 2009, NetApp filed a second amendment to its Registration on Form S-4 (File No. 333-159722) with the SEC, which contained updates to the Proxy Statement/Prospectus. The updated Proxy Statement/Prospectus is filed as Exhibit (a)(5)(D) to this Amendment and is incorporated herein by reference.

ITEM 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5 is hereby amended and supplemented by deleting the second sentence of the first paragraph of Item 5 and replacing the deleted sentence with the following sentence:

If the Company consummates a transaction with EMC, Qatalyst will be paid a fee based on the size of the transaction which would be approximately $17.0 million (all numbers herein based on an assumed closing date of June 23, 2009), a portion of which became payable upon the Company and Qatalyst executing an engagement letter for Qatalyst to act as the Company’s financial advisor, a portion of which became payable upon delivery of Qatalyst’s opinion and approximately $15.9 million, or 93.5%, of which is contingent upon, and will become payable upon, completion of the transaction with EMC.

ITEM 9.	Exhibits.

Item 9 is hereby amended and supplemented by the adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Proxy Statement/Prospectus with respect to the Pending NetApp Merger (contained in Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-159722) filed by NetApp with the SEC on June 24, 2009 and incorporated herein by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2009	DATA DOMAIN, INC.

	By:	/s/ Michael P. Scarpelli
	Name:	Michael P. Scarpelli
	Title:	Chief Financial Officer